Exhibit 12
VIAD CORP — TOTAL ENTERPRISE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(In thousands, except ratio data)

	Nine Months
	Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003(2)	2002	2001	2000

Earnings:
Pretax Income (Loss) from Continuing Operations	$52,063	$(41,940)	$(52,983)	$42,452	$18,234	$(61,052)	$72,602

Minority Interests	584	538	850	110	384	661	1,346

Fixed Charges, Excluding Capitalized Interest	8,782	8,876	11,403	12,090	12,874	14,829	14,769

Total Earnings (Loss)	$61,429	$(32,526)	$(40,730)	$54,652	$31,492	$(45,562)	$88,717

Fixed Charges:
Interest Expense	$1,872	$1,734	$2,267	$3,515	$4,056	$5,607	$5,719

Interest Capitalized	—	—	—	—	—	—	—

Estimated Portion of Rental Expense Representing Interest	6,910	7,142	9,136	8,575	8,818	9,222	9,050

Pretax Earnings Required to Cover Preferred Stock Dividends	—	—	—	—	—	—	—

Total Fixed Charges	$8,782	$8,876	$11,403	$12,090	$12,874	$14,829	$14,769

Ratio of Earnings (Available for Fixed Charges and Preferred Stock Dividends) to Fixed Charges(3)	6.99	— (4)	— (4)	4.52	2.45	— (4)	6.01

(1)	As of December 1, 2005, Viad does not have any outstanding preferred stock. In connection with the completion of the MoneyGram spin-off, Viad provided notice of redemption to the holders of its $4.75 mandatorily redeemable preferred stock for which the Company irrevocably deposited $24.0 million in a trust clearing account for the benefit of the holders of the preferred shares. Due to the relative significance of MoneyGram as compared to the remaining businesses of Viad, the spin-off transaction was accounted for as a reverse spin-off for accounting purposes. Accordingly, all preferred stock dividends were reported on MoneyGram’s historic financial statements.

(2)	Year 2003 excludes $4,595 representing the reversal of interest expense related to favorable income tax settlements.

(3)	The ratio of earnings to fixed charges for the nine months ended September 30, 2004 and the year ended December 31, 2004 include charges related to goodwill and other intangible asset impairment of $87.4 million and $88.7 million, respectively. Additionally, the ratio of earnings to fixed charges for 2002, 2001 and 2000 includes restructuring charges of $19.3 million, $61.4 million and $8.2 million, respectively. The year 2001 also includes litigation settlement and costs of $29.3 million. Had these computations excluded all of the above charges, the ratio of earnings to fixed charges would have been 6.18 for the nine months ended September 30, 2004, 4.21 in 2004, 3.95 in 2002, 3.04 in 2001, and 6.56 in 2000.

(4)	The amount of the deficiency for the nine months ended September 30, 2004 is $41.4 million. For 2004 and 2001, the deficiency is $52.1 million and $60.4 million, respectively.